UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Ritter Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

767836109

(CUSIP Number)

NOAH DOYLE

JAVELIN VENTURE PARTNERS

221 MAIN STREET, SUITE 1300

SAN FRANCISCO, CA 94105

TELEPHONE: (415) 471-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No. 767836109

1.	Name of Reporting Persons Javelin Venture Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X](1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,131,028 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,131,028 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,131,028 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by Amount in Row 11 22.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Javelin Venture Partners, L.P. (“Javelin”), Javelin Venture Partners I SPV I, LLC (“Javelin SPV”), Javelin Venture Partners GP, L.P. (“Javelin GP”) and Javelin Venture Partners GP, LLC (“Javelin GP-GP,” together with Javelin, and Javelin SPV the “Javelin Entities”), Noah J. Doyle (“Doyle”), and Jed Katz (“Katz”). Together with the Javelin Entities, Doyle, and Katz are herein collectively referred to as the “Reporting Persons”. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by Javelin and consist of 7,047,804 shares of common stock and 5,083,224 shares of common stock issuable upon exercise of currently exercisable warrants.

(3)	This percentage set forth on the cover sheets is calculated based on 49,506,521 shares of the Issuer’s Common Stock outstanding as of October 27, 2017, as provided to the Reporting Persons by the Issuer.

CUSIP No. 767836109

1.	Name of Reporting Persons Javelin Venture Partners I SPV I, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X](1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 645,506 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 645,506 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 645,506 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by Amount in Row 11 1.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by Javelin SPV and consist of 322,753 shares of common stock and 322,753 shares of common stock issuable upon exercise of currently exercisable warrants.

(3)	This percentage set forth on the cover sheets is calculated based on 49,506,521 shares of the Issuer’s Common Stock outstanding as of October 27, 2017, as provided to the Reporting Persons by the Issuer.

CUSIP No. 767836109

1.	Name of Reporting Persons Javelin Venture Partners GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ](b) [X](1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,776,534 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,776,534 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,776,534 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by Amount in Row 11 23.3% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by Javelin and Javelin SPV and consist of 7,047,804 shares of common stock and 5,083,224 shares of common stock issued upon exercise of currently exercisable warrants held by Javelin; and 322,753 shares and 322,753 of common stock issued upon exercise of currently exercisable warrants held by Javelin SPV. Javelin GP serves as the general partner for Javelin and Javelin SPV. Javelin GP shares voting and dispositive power over the shares held by Javelin and Javelin SPV, and may be deemed to beneficially own the shares held by Javelin and Javelin SPV.

(3)	This percentage set forth on the cover sheets is calculated based on 49,506,521 shares of the Issuer’s Common Stock outstanding as of October 27, 2017, as provided to the Reporting Persons by the Issuer.

CUSIP No. 767836109

1.	Name of Reporting Persons Javelin Venture Partners GP, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X](1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,776,534 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,776,534 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,776,534 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by Amount in Row 11 23.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by Javelin and Javelin SPV and consist of 7,047,804 shares of common stock and 5,083,224 of common stock issued upon exercise of currently exercisable warrants held by Javelin; and 322,753 shares of common stock and 322,753 of common stock issued upon exercise of currently exercisable warrants held by Javelin SPV. Javelin GP-GP serves as the general partner of Javelin GP, who serves as the general partner for Javelin and Javelin SPV. Javelin GP-GP shares voting and dispositive power over the shares held by Javelin and Javelin SPV, and may be deemed to beneficially own the shares held by Javelin and Javelin SPV.

(3)	This percentage set forth on the cover sheets is calculated based on 49,506,521 shares of the Issuer’s Common Stock outstanding as of October 27, 2017, as provided to the Reporting Persons by the Issuer.

CUSIP No. 767836109

1.	Name of Reporting Persons Noah J. Doyle
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X](1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,727 shares of Common Stock
	8.	Shared Voting Power 12,776,534 shares of Common Stock (2)
	9.	Sole Dispositive Power 22,727 shares of Common Stock
	10.	Shared Dispositive Power 12,776,534 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,261 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by Amount in Row 11 23.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by Javelin and Javelin SPV and consist of 7,047,804 shares of common stock and 5,083,224 of common stock issued upon exercise of currently exercisable warrants held by Javelin; and 322,753 shares of common stock and 322,753 of common stock issued upon exercise of currently exercisable warrants held by Javelin SPV. Doyle and Katz are the Managers of Javelin GP-GP. Doyle shares voting and dispositive power over the shares held by Javelin and Javelin SPV, and may be deemed to beneficially own the shares held by Javelin and Javelin SPV.

(3)	This percentage set forth on the cover sheets is calculated based on 49,506,521 shares of the Issuer’s Common Stock outstanding as of October 27, 2017, as provided to the Reporting Persons by the Issuer.

CUSIP No. 767836109

1.	Name of Reporting Persons Jed Katz
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ](b) [X](1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,776,534 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,776,534 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,776,534 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by Amount in Row 11 23.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by Javelin and Javelin SPV and consist of 7,047,804 shares of common stock and 5,083,224 shares of common stock issued upon exercise of currently exercisable warrants held by Javelin; and 322,753 shares of common stock and 322,753 shares of common stock issuable upon exercise of currently exercisable warrants held by Javelin SPV. Doyle and Katz are the Managers of Javelin GP-GP. Katz shares voting and dispositive power over the shares held by Javelin and Javelin SPV, and may be deemed to beneficially own the shares held by Javelin and Javelin SPV.

(3)	This percentage set forth on the cover sheets is calculated based on 49,506,521 shares of the Issuer’s Common Stock outstanding as of October 27, 2017, as provided to the Reporting Persons by the Issuer.

Introductory Note:

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed by the Reporting Persons on July 10, 2015 (the “Original Schedule 13D”, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) to the extent specifically set forth below. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

a)	The persons and entities filing this statement are Javelin Venture Partners, L.P. (“Javelin”), Javelin Venture Partners I SPV I, LLC (“Javelin SPV”) Javelin Venture Partners GP, L.P. (“Javelin GP”) and Javelin Venture Partners GP, LLC (“Javelin GP-GP,” together with Javelin, and Javelin SPV the “Javelin Entities”), Noah J. Doyle (“Doyle”) and Jed Katz (“Katz”). Doyle and Katz are collectively referred to herein as the “Listed Persons”. Together with the Javelin Entities, the Listed Persons are herein collectively referred to as the “Reporting Persons”.

b)	The address of the principal place of business of each of the Reporting Persons is 221 Main Street, Suite 1300, San Francisco, California 94105.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are United States citizens. Javelin, Javelin SPV and Javelin GP are Delaware limited partnerships and Javelin GP-GP is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

On October 3, 2017, the Issuer closed a public offering of (i) 34,550 Class A Units, each consisting of one share of its Common Stock and one warrant to purchase one share of its Common Stock and (ii) 9,180 Class B Units, each consisting of one share of Series A Convertible Preferred Stock and the equivalent number of warrants as would have been issued to such purchaser of Class B Units if they had instead purchased Class A Units based on the public offering price. Javelin purchased an aggregate of 5,000,000 Class A Units, consisting of 5,000,000 shares of Common Stock and warrants to purchase 5,000,000 shares of Common Stock at the public offering price of $0.40 per Class A Unit, for a total purchase price of $2,000,000. The shares of Common Stock and warrants that are part of the Class A Units sold to Javelin were immediately separable and were issued separately in the offering. The warrants are immediately exercisable.

The funds used by Javelin to acquire the securities described herein were obtained from capital contributions by their respective partners and members.

Item 4.	Purpose of Transaction

Javelin agreed to purchase the securities described in Item 3 hereto for investment purposes with the aim of increasing the value of its investments in the Issuer.

Doyle is a member of the Board of Directors of the Issuer and also serves as a Manager of Javelin GP-GP which serves as the general partner of Javelin GP, which serves as the general partner of Javelin and Javelin SPV.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The responses of the Reporting Persons to rows 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

(b) The responses of the Reporting Persons to rows 7, 8, 9 and 10 on the cover pages of this Schedule 13D are incorporated herein by reference.

(c) The information provided in Item 3 is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

In connection with the Issuer’s October 2017 public offering, Javelin, Javelin SPV and Doyle, along with all of the Issuer’s other directors, executive officers and stockholders agreed with the underwriters for the offering, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of the lock-up agreements continuing through December 28, 2017, except with the prior written consent of Aegis Capital Corp. The lock-up agreements permit Javelin, Javelin SPV and Doyle to transfer Common Stock and other securities subject to the lock-up agreements in certain circumstances.

Item 7.	Material to Be Filed as Exhibits

A.	Form of Lock-up Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2017

JAVELIN VENTURE PARTNERS, L.P.
JAVELIN VENTURE PARTNERS I SPV I, LLC

By:	Javelin Venture Partners GP, L.P.
Their:	Managing Member
By:	Javelin Venture Partners GP, LLC
Its:	Managing Member

By:	/s/ Noah J. Doyle
NOAH J. DOYLE
Managing Director

JAVELIN VENTURE PARTNERS GP, L.P.

By:	Javelin Venture Partners GP, LLC
Its:	Managing Member

By:	/s/ Noah J. Doyle
NOAH J. DOYLE
Managing Director

JAVELIN VENTURE PARTNERS GP, LLC

By:	/s/ Noah J. Doyle
NOAH J. DOYLE
Managing Director

/s/ Noah D. Doyle
Noah J. Doyle

/s/ Jed Katz
Jed Katz

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A.	Form of Lock-up Agreement

Exhibit A

FORM OF LOCK-UP AGREEMENT

___________, 2017

Aegis Capital Corp.

810 Seventh Avenue, 18th Floor

New York, New York 10019

Ladies and Gentlemen:

The undersigned understands that Aegis Capital Corp. (the “Representative”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Ritter Pharmaceuticals, Inc., a Delaware corporation (the “Company”), providing for the public offering (the “Public Offering”) of shares of common stock, par value $0.001 per share, of the Company (the “Common Shares”), shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Preferred Shares”) and warrants to purchase common stock (the “Warrants” and together with the Common Shares and Preferred Shares, the “Securities”).

To induce the Representative to continue its efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representative, the undersigned will not, during the period commencing on the date hereof and ending 90 days after the date of the Underwriting Agreement relating to the Public Offering (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities. Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-Up Securities without the prior written consent of the Representative in connection with (a) transactions relating to Lock-Up Securities acquired in the Public Offering or in open market transactions after the completion of the Public Offering; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with subsequent sales of Lock-Up Securities acquired in the Public Offering or such open market transactions; (b) transfers of Lock-Up Securities as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of the undersigned or a family member (for purposes of this lock-up agreement, “family member” means any relationship by blood, marriage or adoption, not more remote than first cousin); (c) transfers of Lock-Up Securities to a charity or educational institution; (d) if the undersigned is a corporation, partnership, limited liability company or other business entity, (i) any transfers of Lock-Up Securities to another corporation, partnership or other business entity that controls, is controlled by or is under common control with the undersigned or (ii) distributions of Lock-Up Securities to current or former members, partners, stockholders, subsidiaries or affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned or to any investment fund or other entity that controls or manages the undersigned (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the undersigned or who shares a common investment advisor with the undersigned); (e) if the undersigned is a trust, to a trustee or beneficiary of the trust; provided that in the case of any transfer pursuant to the foregoing clauses (b), (c) (d) or (e), (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the Representative a lock-up agreement substantially in the form of this lock-up agreement and (iii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made; (f) the receipt by the undersigned from the Company of Common Shares upon the vesting of restricted stock awards or stock units or upon the exercise of options to purchase the Company’s Common Shares (the “Plan Shares”) or the transfer of Common Shares or any securities convertible into Common Shares to the Company upon a vesting event of the Company’s securities or upon the exercise of options to purchase the Company’s securities, in each case on a “cashless” or “net exercise” basis or to cover tax obligations of the undersigned in connection with such vesting or exercise, but only to the extent such right expires during the Lock-up Period, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made within 30 days after the date of the Underwriting Agreement, and after such 30th day, if the undersigned is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of Shares during the Lock-Up Period, the undersigned shall include a statement in such report to the effect that the purpose of such transfer was to cover tax withholding obligations of the undersigned in connection with such vesting or exercise and, provided further, that the Plan Shares shall be subject to the terms of this lock-up agreement; (g) the transfer of Lock-Up Securities pursuant to agreements under which the Company has the option to repurchase such securities or a right of first refusal with respect to the transfer of such securities; (h) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Lock-Up Securities, provided that (i) such plan does not provide for the transfer of Lock-Up Securities during the Lock-Up Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such public announcement or filing shall include a statement to the effect that no transfer of Lock-Up Securities may be made under such plan during the Lock-Up Period; (i) the conversion of the outstanding preferred stock of the Company into Shares, provided that such Shares remain subject to the terms of this agreement; (j) the transfer of Lock-Up Securities that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, provided that the undersigned shall use its reasonable best efforts to cause the transferee to sign and deliver a lock-up agreement substantially in the form of this lock-up agreement for the balance of the Lock-Up Period, and provided further, that any filing under Section 16(a) of the Exchange Act that is required to be made during the Lock-Up Period as a result of such transfer shall include a statement that such transfer has occurred by operation of law; and (k) the transfer of Lock-Up Securities pursuant to a change of control of the Company; provided that in the event that the change of control is not completed, the Lock-Up Securities owned by the undersigned shall remain subject to the restrictions contained in this lock-up agreement. For purposes of clause (k) above, “change of control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of a majority of total voting power of the voting stock of the Company. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Lock-Up Securities except in compliance with this lock-up agreement.

If the undersigned is an officer or director of the Company, (i) the undersigned agrees that the foregoing restrictions shall be equally applicable to any issuer-directed or “friends and family” Securities that the undersigned may purchase in the Public Offering; (ii) the Representative agrees that, at least three (3) business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Lock-Up Securities, the Representative will notify the Company of the impending release or waiver; and (iii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two (2) business days before the effective date of the release or waiver. Any release or waiver granted by the Representative hereunder to any such officer or director shall only be effective two (2) business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer of Lock-Up Securities not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this lock-up agreement to the extent and for the duration that such terms remain in effect at the time of such transfer.

The undersigned understands that the Company and the Representative are relying upon this lock-up agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned understands that, if the Underwriting Agreement is not executed by December 31, 2017, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities to be sold thereunder, then this lock-up agreement shall be void and of no further force or effect.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Representative.

Very truly yours,

(Name - Please Print)

(Signature)

(Name of Signatory, in the case of entities - Please Print)

(Title of Signatory, in the case of entities - Please Print)

Address: